UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 22, 2025

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Wegovy® pill approved in the US as first oral GLP-1 for weight management

•	Wegovy® pill showed a mean weight loss of 16.6% in the OASIS 4 trial1
•	Wegovy® pill is indicated to reduce excess body weight and maintain weight reduction long-term and to reduce the risk of major adverse cardiovascular events*
•	Novo Nordisk expects to launch Wegovy® pill in the US in early January 2026

Bagsværd, Denmark, 22 December 2025 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has approved the Wegovy® pill (once-daily oral semaglutide 25 mg) to reduce excess body weight and maintain weight reduction long term and to reduce the risk of major adverse cardiovascular events*.

The Wegovy® pill is the first oral glucagon-like peptide-1 (GLP-1) receptor agonist therapy approved for weight management. The approval is based on the OASIS trial programme and the SELECT trial2. In the OASIS 4 trial, oral semaglutide 25 mg taken once daily demonstrated 16.6% mean weight loss when treatment was adhered to in adult participants with obesity or overweight with one or more comorbidities1. The weight loss achieved with the Wegovy® pill is similar to that of injectable Wegovy® 2.4 mg. Furthermore, one in three people experienced 20% or greater weight loss in the OASIS 4 trial1. The well-known safety and tolerability profile of semaglutide was reaffirmed with the Wegovy® pill in the OASIS-4 trial, which was comparable to previous trials with semaglutide for weight management.

“The pill is here. With today's approval of the Wegovy® pill, patients will have a convenient, once-daily pill that can help them lose as much weight as the original Wegovy® injection,” said Mike Doustdar, president and CEO of Novo Nordisk. “As the first oral GLP-1 treatment for people

*CV death, non-fatal myocardial infarction, or non-fatal stroke

1Based on the trial product estimand: treatment effect if all people adhered to treatment

2Supported with data from the STEP trial programme and the PIONEER PLUS trial living with overweight or obesity, the Wegovy® pill provides patients with a new, convenient treatment option that can help patients start or continue their weight loss journey. No other current oral GLP-1 treatment can match the weight loss delivered by the Wegovy® pill, and we are very excited for what this will mean for patients in the US”.

Novo Nordisk expects to launch the Wegovy® pill in the US in early January 2026. Novo Nordisk has submitted oral semaglutide 25 mg once-daily for obesity to the European Medicines Agency (EMA) and other regulatory authorities during the second half of 2025.

About the OASIS trial programme

OASIS was a phase 3 clinical development programme with once-daily oral semaglutide 25 mg and 50 mg in obesity. The global clinical phase 3 programme consisted of four trials, enrolling approximately 1,300 adults with obesity or overweight with one or more comorbidities.

OASIS 4 was a 64-week efficacy and safety phase 3b trial of once-daily oral semaglutide 25 mg versus placebo in 307 adults with obesity or overweight with one or more comorbidities.

About Wegovy®

Wegovy® is now approved as once-daily Wegovy® pill (semaglutide tablet 25 mg) and once-weekly Wegovy® injection (semaglutide injectable 2.4 mg) by the FDA. The approval of Wegovy® pill is based on a New Drug Application to reduce excess body weight in adults with obesity or overweight with at least one weight-related medical condition.

Wegovy® is approved as a once-weekly injection by the EMA and widely by other regulatory authorities. The Wegovy® pill is currently pending marketing approval from the EMA and other regulatory authorities.

Wegovy® is indicated to reduce excess body weight and maintain weight reduction long term in adults with obesity or overweight and in the presence of at least one weight-related comorbid condition, and approved by the FDA to reduce the risk of major adverse cardiovascular events, such as death, heart attack or stroke in adults with known heart disease and either obesity or overweight. Furthermore, Wegovy® injection is indicated to reduce excess body weight and maintain weight reduction long term in paediatric patients aged 12 years and older, and approved by the FDA for the treatment of MASH in adults with moderate to advanced liver scarring (fibrosis), but not with cirrhosis of the liver.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,500 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode	Sina Meyer
+45 3075 5956	+45 3079 6656
jrde@novonordisk.com	azey@novonordisk.com

Max Ung	Christoffer Sho Togo Tullin
+45 3077 6414	+45 3079 1471
mxun@novonordisk.com	cftu@novonordisk.com

Alex Bruce	Frederik Taylor Pitter
+45 34 44 26 13	+1 609 613 0568
axeu@novonordisk.com	fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 39 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 22, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer